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rellison@shearman.com



January 24, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Banca Carige S.p.A.
Information pursuant to Rule 12g3-2(b)
File No. 82 – 4758

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. (the "Company"), and pursuant to the exemption available under Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended, please find enclosed the following press releases from November through December 2004, which should be added to category 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time-stamped on February 12, 1998):

(i) A notice dated November 11, 2004 announcing the availability of the Report for the three-month period ended September 30, 2004;

(ii) A press release dated November 24, 2004 regarding the strategic plan for 2005-2007;

(iii) A press release dated December 17, 2004 announcing the rating and outlook confirmed by Fitch; and

(iv) A press release dated December 29, 2004 announcing the acquisition of Banca Cesare Ponti of Milan.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Rome at +39 06 697 6791 should you have any queries.

Yours truly,



Robert Ellison

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.

PRESS RELEASE

FITCH CONFIRMS RATINGS AND OUTLOOK AS "STABLE"

Genoa, December 17, 2004. Today the international rating agency, Fitch, confirmed ratings for "long-term" and "short-term" debt of Banca Carige at "A" and "F1" respectively, and ratings for "Individual" and "Support" at "C" and "3" respectively. It is also confirmed that the outlook for Banca Carige was "stable".

These ratings reflect Banca Carige's continued position as market leader, and its favorable prospects for increased profitability. Furthermore, the agency believes that asset and profit levels are satisfactory; investment risks, which amounted to 6.4% as at September 2004, are offset by risk management and control activities.

In particular, strong growth in Banca Carige's performance for the period 2002-2003, characterized by the acquisition and opening of several new branches, enabled it to extend its presence in Liguria and to acquire a multiregional presence. Its priorities over the next few years will be the integration of recent acquisitions into its network and the realization of its target to double its profits by 2007, as well as attaining an ROE of approximately 11%. These are ambitious but realistic targets that, according to Fitch, must take into account increasing competition and the continued depressed state of the Italian economy. The agency also considers that asset requirements of the Carige Group are adequate at a Tier 1 level, amounting to 7.2% as at June 2004.

QUARTERLY REPORT AS AT SEPTEMBER 30, 2004

Pursuant to Consob resolution n. 11971 of 5/14/1999, Banca Carige hereby announces that the file containing the Report of the Carige Group for the three-month period ended September 30, 2004 (submitted to Consob) is available from today at the registered office of Banca Carige and at Borsa Italiana S.p.A.

Genoa, November 11, 2004.

PRESS RELEASE

BANCA CARIGE SUBMITS ITS STRATEGIC PLAN FOR 2005-2007 TO THE FINANCIAL COMMUNITY

- **The strategic plan of the Carige Group tracks the strategic plan followed since the early 90's that has allowed the Carige Group to maintain a leading position in the Italian banking system.**

- **The strategy for the next three years is aimed at integrating recent acquisitions of banks, insurance companies and branch networks, and at improving operating efficiency.**

- **At a consolidated level, the expected targets for 2007 are:**

  - **ROE of 10.7%;**

  - **Cost/income ratio of 57.6%; and**

  - **Net profit of € 184.5 million.**

- **Early estimates on the implementation of the new International Accounting Standard Rules (IAS/IFRS) show an increase in reported net profit and assets; TIER 1 capital will increase by 50 b.p., excluding potential capital gains from the disposal of a 4% shareholding in the Bank of Italy which have been estimated at approximately € 547 million.**

- **The increase in profitability of the Carige Group, as set out in the strategic plan, should sustain the increase in value of Carige shares which, according to a recent survey, have been among the 30 most reliable equity investments in the world during the last five years.**

Milan, November 24, 2004 – Today, Banca Carige submitted to investors, analysts and financial journalists its **Strategic Plan for 2005-2007**.

The **Strategic Plan** outlines main trends for the next three years in line with the strategies implemented by Banca Carige since the early 90's; the plan focuses on the following priorities:

- to create value in the medium to long term for shareholders and other stakeholders;

- to consolidate its role as a banking, financial, insurance and social security conglomerate; and

- to maintain an independent position in the Italian financial market.

The plan for the next three years provides for the integration of recent acquisitions, including banks (Cassa di Risparmio di Savona, Banca del Monte di Lucca, Cassa di Risparmio di Carrara, and Banca Cesare Ponti subject, in the case of that the latter acquisition, to authorization by the Bank of Italy), insurance companies (Carige Assicurazioni and Carige Vita Nuova), and agency networks (124 branches acquired from Banco di Sicilia, Intesa and Capitalia) and the improvement of operating efficiency through:

- increasing profitability of specific areas of business;
- increasing profit contributions from equity investments;
- increasing the volume of cross-selling by employees and the retention of employees in Liguria, and a share capital increase on the Rete Extra Liguria, and also through synergies with insurance brokers;
- overhauling management procedures and decreasing operating expenses; and
- reducing economic effects by improved risk-management.

"Through this Plan, we believe that the Carige Group will continue the growth it has achieved over the last fifteen years and that the Carige Group will gain a leading position as a national banking, financial, social security and insurance conglomerate focused on retail, with roots in local markets, able to excel in the quality of its services, through integrated channels, and the quality of its resources and structures" – said Alfredo Sanguinetto, General Officer of Banca Carige.

By 2007 the Carige Group, through the implementation of the Strategic Plan, expects to achieve the following targets:

- aligning the performance of newly acquired branches to the Banca Carige standard;
- improving average return on its shares in terms of return on equity (ROE) and return on investment (ROI);
- reducing the cost to income ratio of the Carige Group;
- improving the profitability of the Carige Group.

Expected results at a consolidated level are:

- a growth in net profit to € 184.5 million from € 84.7 million in 2003 (an average increase of +21.5% a year);
- total volumes (customer deposits and lending to customers) reaching € 48.2 billion (from € 38.2 billion in 2003, with an average growth rate of 6% a year);
- an ROE of 10.7% (compared with 5.6% in 2003);
- a decrease in the cost to income ratio from 69.4% in 2003 to 57.6% in 2007; and

- a Tier 1 capital ratio of 8.8%.

These results will be achieved through the development of the organizational model aimed at allocating available resources to sales activities and improving the quality of the services provided, in order to achieve:

- an improved market presence, by network and by client (distribution strategy);
- an increase in specialization for production units (production strategy); and
- a reinforcement of existing operations (operating strategy).

The distribution strategy focuses on central sales locations (bank branches and insurance agencies) which will be reinforced; increased specialization among salespersons (private, corporate and retail operators) and integrated management of clients, relying on the cooperation of specialized operators in the Carige Group. Banca Carige will focus on stricter monitoring of commercial trends and personnel development. It will aim for increased flexibility in the structure, in particular relating to territorial management.

The Group's productive strategy will focus on a shift to products with a higher risk/profit ratio and the development of welfare savings. Lending to families will be increased, rating and scoring systems will be introduced, and the opportunities offered by project financing will be exploited.

Pursuant to its operating strategy Banca Carige will seek to:

- enhance the value of human resources through infrastructure, resource and professional development and the revision of employee compensation to reflect performance and value added;
- increase reliance on the ICT system (updating of existing technology, reinforcement of systems, etc.);
- revise and rationalize management procedures with the aim of decreasing expenses through cost management and the redefinition of the acquisition strategies.

Over the last few months the Carige Group adopted measures necessary for the realization of its main goals, such as the establishment of a new organizational structure, the commencement of a program to strengthen its network and the promotion of closer cooperation between its banking and insurance networks.

Early forecasts of the impact of the implementation of International Accounting Standards indicate an increase in both net profit and assets as reported. The Tier 1 Capital Ratio is expected to rise by 50 b.p. (from 7.2% to 7.7%), excluding potential capital gains from the disposal of the 4% shareholding in the Bank of Italy estimated at € 547 million.

The increase in profitability of the Carige Group through the strategic plan should support the increase in value of Carige shares, that, according to a survey of 1,300 shares listed on the major

financial markets recently published in a domestic magazine (Il Mondo, on January 10, 2004), have been among the 30 most reliable equity investments in the world over the last five years.

PRESS RELEASE

BANCA CARIGE ACQUIRES CONTROL OF BANCA CESARE PONTI OF MILAN

The acquisition of control by Banca Carige of Banca Cesare Ponti of Milan has been authorized by the Bank of Italy.

The transfer of shares to Banca Carige was executed in front of a Public Notary, Rosa Voiello, of Genoa, the Chairman, Mr. Giovanni Berneschi, and the General Director, Mr. Alfredo Sanguinetto.

Pursuant to agreements entered into between the parties, Banca Carige, by means of an initial investment of € 38.2 million, has acquired 51.09% of the share capital of Banca Cesare Ponti; it has also been agreed that this participation may increase to 58.75% after the first year and to 78.75% after three years: the overall investment would equal approximately € 56.2 million. Furthermore, seven years from the execution of the sale agreement, residual shares may be sold so that Banca Carige's ownership may increase to 100%, amounting to an overall investment of € 70 million.

The prestigious Banca Cesare Ponti was founded in 1871 in Milan. It holds an historic position in the private banking sector, due to its capacity for the management of clients' assets; it operates through four branches – its main office is located in Piazza Duomo, with two branches in Milan and one in Como. This acquisition allows the Carige Group to strengthen its presence in this sector and in the Lombardy region, which is considered to be of strategic importance for the growth of the Carige Group.

Headline results for Banca Cesare Ponti as of June 2004 are as follows:

- Direct deposits: approximately € 229 million.
- Indirect deposits: approximately € 719 million.
- Assets: approximately € 156 million.
- Employees: approximately 120.

Today the Extraordinary and Ordinary Shareholders' Meetings of Banca Cesare Ponti, which were held at Banca Carige's main offices, unanimously adopted the following resolutions:

Extraordinary Meeting:

- An increase in share capital of € 1 million for value of € 5 million;
- An amendment of the By-Laws in light of the recent company law reforms in Italy,

Ordinary Meeting:

- A three year extension in the term of the Board of Directors composed of the following members:

Cesare Ponti, Chairman
Giovanni Berneschi, Vice Chairman
Andrea Ragaini, Chief Executive Officer and General Director
Adalberto Alberici, Director
Giorgio Binda, Director
Guido Rinaldini, Director
Alfredo Sanguinetto, Director

- A three year extension in the term of the Board of Auditors composed of the following members:

  Massimo Scotton, Chairman
  Michele Bonaduce, Standing Auditor
  Giovanni Farinella, Standing Auditor
  Paolo Farinella, Alternate Auditor
  Andrea Traverso, Alternate Auditor

- The appointment of Deloitte as external auditor for the period 2004/2005.

Genoa, December 29, 2004